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                             May 7, 2021

       Susan Lynch
       Chief Financial Officer
       Vectrus, Inc.
       2424 Garden of the Gods Road
       Colorado Springs, Colorado 80919

                                                        Re: Vectrus, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 2, 2021
                                                            Form 8-K Filed
March 2, 2021
                                                            File No. 1-36341

       Dear Ms. Lynch:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Financial Statements
       Note 14. Post Employment Benefit Plans, page F-30

   1. Reference is made to your discussion here and on page 24 regarding multiemployer pension plans. Please
tell us your consideration of providing the disclosures required by
                                                        ASC 715-80-50-4 through
50-10.
       Form 8-K Filed March 2, 2021

       Exhibit 99.1
       Full-Year and Q4 2020 Highlights, page 3

   2. Reference is made to your disclosure of Adjusted EBITDA margin. Please present the most directly
comparable GAAP measure with equal or greater prominence in future
 Susan Lynch
Vectrus, Inc.
May 7, 2021
Page 2
         filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
102.10 of the
         Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-
         GAAP Financial Measures.
Exhibit 99.2
Full-Year and Q4 2020 Highlights, page 3

3. With reference to your non-GAAP presentations on pages 3, 10 and 11 of your investor presentation, we note the comparable GAAP measures are not presented until a GAAP to non-GAAP reconciliation in the appendix. In future filings, please present the most directly comparable financial measures calculated and presented in accordance with
         GAAP. Refer to Rule 100(a)(1) of Regulation G.
Establishing 2021 Guidance, page 5

4. Reference is made to the Adjusted EBITDA Margin and Adjusted Diluted Earnings Per
         Share guidance. In future filings, please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP and provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) and
(B) of Regulation
         S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at
(202) 551-
3336 if you have any questions.



FirstName LastNameSusan Lynch                                Sincerely,
Comapany NameVectrus, Inc.
                                                             Division of
Corporation Finance
May 7, 2021 Page 2                                           Office of Trade &
Services
FirstName LastName